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EXHIBIT 11

                           IGI, INC. AND SUBSIDIARIES
                       COMPUTATION OF NET INCOME PER COMMON SHARE

                                  (Unaudited)


(thousands, except per share information)

                         Three months ended     Nine months ended
                             September 30,          September 30,
                           1996      1995       1996       1995
                           ----      ----       ----       ----
Income from continuing
  operations          $     117  $     244  $     478  $   1,542
Loss from discontinued
  operations                 -      (1,422)       -       (3,185)
                      ---------   --------  ---------  ---------
Net income (loss) for
  primary earnings per
  share               $     117  $  (1,178) $     478  $  (1,643)
                      =========  ========== =========  =========

Weighed average
  shares outstanding  9,353,602  9,193,643  9,307,127  9,155,431
Common stock
  equivalents (net of
  common stock deemed
  reacquired) based
  on average market
  price                  53,267    578,074    306,059    643,079
                      ---------  ---------  ---------  ---------
Total equivalent
  shares for primary
  computation         9,406,869  9,771,717  9,613,186  9,798,510
                      =========  =========  =========  =========

Per share amounts:
 Primary:
Income from
  continuing
  operations          $     .01  $     .03  $     .05  $     .16
                      =========  =========  =========  =========
Loss from
  discontinued
  operations          $      -  $     (.15) $    -     $    (.33)
                      ========= ==========  =========  =========
Net income (loss)     $     .01 $     (.12) $     .05  $    (.17)
                      ========= ==========  =========  =========


Fully diluted earnings per share have been omitted as they approximate primary earnings per share.

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